REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA

AND OTHER INFORMATION (FORM 51-101 F3)

Terms to which a meaning is ascribed in National Instrument 51-101 have the same meaning herein.

Management of PrimeWest Energy Inc. (the “Company”) are responsible for the preparation and disclosure, or arranging for the preparation and disclosure of information with respect to the Company’s Oil and Gas activities in accordance with securities regulatory requirements.  This information includes Reserves data, which consist of the following:

a)

(i)

Proved and Proved plus Probable Oil and Gas Reserves estimated as at December 31, 2006 using Forecast Prices and Costs; and

(ii)

The related estimated Future Net Revenue; and

b)

(i)

Proved Oil and Gas Reserves estimated as at December 31, 2006 using Constant Prices and Costs; and

(ii)

The related estimated Future Net Revenue.

Independent qualified Reserves evaluators have evaluated and reviewed the Company’s Reserves data.  The report of the independent qualified Reserves evaluators is presented in Schedule B to the Annual Information Form of PrimeWest Energy Trust effective as at December 31, 2006.

The Operations and Reserves Committee of the Board of Directors of the Company has:

a)

Reviewed the Company’s procedures for providing information to the independent qualified Reserves evaluators;

b)

Met with the independent qualified Reserves evaluator(s) to determine whether any restrictions affected the ability of the independent qualified Reserves evaluators to report without reservation; and

c)

Reviewed the Reserves data with Management and the independent qualified Reserves evaluators.

The Operations and Reserves Committee of the Board of Directors has reviewed the Company’s procedures for assembling and reporting other information associated with Oil and Gas activities and has reviewed that information with Management.  The Board of Directors has, on the recommendation of the Operations and Reserves Committee, approved:

a)

The content and filing with securities regulatory authorities of the Reserves data and other oil and gas information;

b)

The filing of the report of the independent qualified Reserves evaluator(s) on the Reserves data; and

c)

The content and filing of this report.

Because the Reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

/s/  Donald A. Garner

Donald A. Garner, President & Chief Executive Officer

/s/  Timothy S. Granger

Timothy S. Granger, Chief Operating Officer

/s/  Kent J. MacIntyre

Kent J. MacIntyre, Director

/s/ W. Glen Russell

W. Glen Russell, Director

Dated:  February 21, 2007